                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE
                                                               FEBRUARY 15, 2006

                     KINROSS ANNOUNCES FINANCIAL RESULTS FOR
                    THE NINE MONTHS ENDED SEPTEMBER 30, 2005

                       STATUS UPDATE ON REGULATORY FILINGS

TORONTO, ONTARIO - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross" or the "Company"), the third largest primary gold producer in North America, announced today its unaudited results for the nine months ended September 30, 2005. As previously committed this week, Kinross has also completed filing its restated financial statements for 2003 and 2004 and the respective interim periods.

Kinross has previously discussed operating results in its press release dated November 21, 2005.

(All dollar amounts in this press release are expressed in U.S. dollars, unless otherwise noted)
================================================================================

2005 NINE-MONTH SUMMARY (TO SEPTEMBER 30, 2005)

o Production on plan with 1.23 million ounces at a total cash cost(1) of approximately $272 per ounce;

o Revenues rose 10% to $535.5 million and cash flow from operating activities increased 6% to $109.9 million compared to the same period last year;

o The Company reported a net loss of $(61.7) million or $(0.18) per share, including a non-cash foreign currency impact on future tax liabilities totaling $22.9 million and a non-cash write-down of the Aquarius property of $36.8 million;

o Kinross increased proven and probable reserve estimates at its Paracatu mine by 4.8 million ounces;

o Kinross had a cash position of $81.6 million and $42 million available on its revolving credit facility.

================================================================================

"This is an exceptional time for Kinross. We're now in a position to fully capitalize on a historic point in the gold market and for our Company," said Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation. "I am pleased that we have turned the page on merger accounting matters and resolved the questions related to the 2003 acquisitions. We will be up to date in our financial reporting with the release of the restated financial statements and our results for the first three quarters of 2005," said

--------------------

(1) Total cash costs per equivalent ounce of gold is a non-GAAP measure. Please see the disclosure following the Forward Looking Statements section at the end of this release.

Burt. "Moving forward, our strategic objective is to maximize net asset value and cash flow per share. To do that, we are executing a four-point plan: (1) growth from core operations; (2) expanding our capacity for the future; (3) attracting and retaining the best people in the industry; and (4) driving new opportunities from exploration and acquisitions. For example, our exploration team had great success by increasing reserves at Paracatu by an additional 4.8 million ounces to 13.3 million ounces, making it a truly world-class ore body."

For the nine months ended September 30, 2005, the Company reported a net loss of $(61.7) million or $(0.18) per share, compared to restated net earnings of $24.9 million or $0.07 per share for the same period in 2004. The nine-month period ended September 30, 2005 includes a non-cash foreign currency impact on future tax liabilities totaling $22.9 million or $0.07 per share and a write-down of the Aquarius property of $36.8 million or $0.11 per share. The nine-month period ended September 30, 2004 has been restated to account for the correction of a non-cash foreign currency impact on future tax liabilities, which had a negative impact to earnings of $1.0 million.

The Company's share of gold equivalent ounces sold for the first nine months of 2005 was similar to the corresponding period of 2004. Increased attributable production at Paracatu, Fort Knox, Kubaka, Musselwhite, Crixas and Refugio was offset by lower production resulting from the shutdown of New Britannia and Lupin and lower production from La Coipa, Round Mountain and Kettle River.

For the nine months ended September 30, 2005, Kinross revenues rose 10% to $535.5 million from $487.6 million in the first nine months of 2004. The higher revenue was primarily due to the higher number of gold equivalent ounces sold and a higher realized gold price. The Company sold 1.2 million ounces of gold at a realized price of $430 per ounce, while the average spot gold price was $432 per ounce.

The cost of sales increase in 2005 was due to the inclusion of 100% of Paracatu (up from 49% in 2004) and higher costs across the Company's operating mines with the exception of Fort Knox. The higher operating costs are mainly a result of the stronger Brazilian, Chilean and Canadian currencies against the U.S. dollars and higher prices for energy, fuel and other supplies.

General and administrative expenses for the nine months ended September 30, 2005, were $33.8 million, $11.8 million higher than 2004. This increase was largely as a result of the increased professional fees due to the review of the accounting for the acquisition of TVX and Echo Bay, severance expenses, and the strength of the Canadian dollar.

For the nine months ended September 30, 2005, cash flow from operating activities increased 6% to $109.9 million in 2005 compared to $103.3 million in the same period of 2004. The increase in cash flow is primarily as a result of the higher realized gold price. During the nine month period ending September 30, 2005, cash increased by $33.7 million to $81.6 million.

--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 2


KEY FINANCIAL AND OPERATING HIGHLIGHTS
====================================================================================== ==========================
(in millions of U.S. dollars, except per share amounts)         Three months ended         Nine months ended
(Unaudited, Canadian GAAP)                                         September 30,             September 30,
-------------------------------------------------------------------------------------- --------------------------
                                                                2005          2004         2005         2004
                                                            ------------ ------------- ------------ -------------
Production (OUNCES OF GOLD EQUIVALENT)                          406,195       412,196     1,230,272    1,229,300
Metal sales                                                  $    181.1   $     174.6   $     535.5  $     487.6
Cost of sales                                                $    113.1   $     107.8   $     337.2  $     298.2
Impairment charges                                           $     36.9   $         -   $      37.5  $         -
Net earnings (loss)                                          $    (44.4)  $       5.5   $     (61.7) $      24.9
Net earnings (loss) per share - basic                        $    (0.13)  $      0.02   $     (0.18) $      0.07
Weighted average common shares outstanding - basic                345.3         346.2         345.2        346.0
                                                            ------------ ------------- ------------ -------------
Cash flow provided from operating activities                 $     52.5   $      62.9   $     109.9  $     103.3
Capital expenditures                                         $     32.8   $      46.8   $     109.5  $     107.0
====================================================================================== ==========================

2005 FULL YEAR OUTLOOK

The Company achieved its target for full year production of 1.6 million gold equivalent ounces and expects total cash costs(1) of approximately $275 - $280 per ounce. Cash flow from operating activities remains strong, and will continue to be used to fund capital expenditures for the Company's growth projects. Capital expenditures for 2005 were approximately $165 million.

SALE OF NON-CORE ASSETS

As previously disclosed, Kinross has agreed to sell the Aquarius property near Timmins, Ontario, to St Andrew Goldfields in return for an approximate 14 per cent ownership stake in the company. The Aquarius property is located seven kilometers from St Andrew's Stock Gold Complex near Timmins. St Andrew will hold the largest land position in the prolific Timmins gold camp. This transaction results in a write-down of $36.8 million in the third quarter of 2005. Though the agreement with St Andrew was signed in the fourth quarter of 2005, the Company made the decision to sell the property in the third quarter resulting in a write-down of its book value to the sale price.

As previously disclosed, Kinross sold part of its holding in Kinross Forrest Ltd. during the third quarter. In the fourth quarter of 2005, Kinross sold its Norseman property for $1.7 million. Kinross also sold its positions in Cumberland Resources Ltd. and other equity holdings.

OTHER DEVELOPMENTS

Kinross maintains a no-hedging policy on gold revenues, however, the Company does, from time to time, generate premiums through the sale of call positions and sells gold forward for cash management purposes. The Company limits these positions in both size and duration. At September 30, 2005, the Company had spot deferred contracts to deliver 125,000 ounces of gold in the fourth quarter of 2005, having a mark-to-market loss of $1.7 million based on the spot price of gold of $473 as at that date.

--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 3

As at September 30, 2005, the Company had sold call options on 100,000 ounces of gold. Mark-to-market loss on the call options sold totaled $0.8 million for the nine months ended September 30, 2005. This amount was recorded in third quarter earnings. At December 31, 2005, the company had sold 255,000 ounces of call options at an average strike price of $522 per ounce. This position has been reduced to 100,000 ounces of call options sold and is not expected to exceed that level in the future. Kinross' no-hedging policy on gold remains in effect.

2006 OUTLOOK

Kinross plans to produce 1.44 million ounces in 2006 at total cash costs(1) of approximately $285 - $295 per ounce. Capital spending is expected to be $285 million, $115 million for sustaining capital and $170 million in capital expansions, primarily at Paracatu, Kettle River, Fort Knox and Round Mountain.

"2006 represents the transition year in our operational profile," said Burt. "We have closed non-core operations. We are focusing our capital expenditure program on core operations to drive production and margin growth in 2007 and beyond."

Planned exploration spending will increase in 2006 by approximately 30% to $26.3 million. Exploration will focus on Kinross' core assets with a goal of replacing reserves at existing locations and adding new projects and investment opportunities.

STATUS UPDATE REGARDING REGULATORY FILINGS

This press release serves as a status up-date pursuant to the alternative information guidelines (the "Alternative Information Guidelines") of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301. Kinross filed its restated financial statements for the years ended December 31, 2003 and 2004 and the corresponding management's discussion and analysis ("MD&As") on February 15, 2006. The statements, along with their respective MD&As will be accessible on its website, WWW.KINROSS.COM, or from SEDAR (WWW.SEDAR.COM) or Edgar (WWW.SEC.GOV).

Kinross will file within the next two days its Annual Information Form for the year ended December 31, 2004 (and corresponding Form 40-F in the United States) and its quarterly financial statements and MD&As for the first three quarters of the year 2005. Once these filings are completed, Kinross will be current with its regulatory filings and therefore, the management cease trade order issued by the OSC on April 14, 2005 and the similar order subsequently issued by the Nova Scotia Securities Commission prohibiting certain directors, officers and insiders of Kinross from trading securities of Kinross will be lifted two full business days after the date of filing. In addition, Kinross advises that after the completion of these filings, it will cease reporting pursuant to the Alternative Information Guidelines.


--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 4

CONFERENCE CALL DETAILS

Kinross will host a conference call on February 16, 2006 at 2 p.m. EST / 11 a.m. PST to discuss the third quarter results announcement followed by a question and answer session.

To access the call, please dial:
      TORONTO AND INTERNATIONALLY - 416-644-3414
      TOLL FREE IN NORTH AMERICA - 1-800-814-4860

Replay: (available Feb. 16 - Mar. 2, 2006)  Passcode - 21177379#
      TORONTO AND INTERNATIONALLY - 416-640-1917
      TOLL FREE IN NORTH AMERICA - 1-877-289-8525

The conference call will also be available on a listen-only basis via webcast. The webcast can be accessed and will be archived at www.kinross.com.

ABOUT KINROSS GOLD CORPORATION

Kinross Gold, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide. In 2006, Kinross is expected to produce 1.44 million ounces of gold equivalent at total cash costs1 of approximately $285 - $295 per ounce.

Kinross enjoys manageable levels of debt and a no-hedging policy maximizing cash flow, revenues and profit margins per ounce of gold. By expanding existing operations, increasing exploration spending and seeking prudent acquisitions, Kinross is generating shareholder value and growth.

Kinross' financial results for the first, second and third quarter of 2005 will be available at WWW.KINROSS.COM upon filing.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).



--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 5

--------------------------------------------------------------------------------
FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPECTED PRODUCTION AND EXPLORATION RESULTS, EXPECTED COSTS AND EXPENDITURES AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD IS CALCULATED IN ACCORDANCE WITH THE GOLD INSTITUTE PRODUCTION COST STANDARD (THE "STANDARD"). ADOPTION OF THE STANDARD IS VOLUNTARY, BUT IS USED IN ORDER TO GIVE THE READER COMPARATIVE DATA TO OUR PEERS. TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD HAS NO STANDARDIZED MEANING UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE MAY NOT BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER ISSUERS. TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE IS INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITIES (REALIZED REVENUE, NET OF TOTAL CASH COSTS PER OUNCE) OF THE MINING OPERATIONS. THE COMPANY USES THIS INFORMATION FOR THE SAME PURPOSE AND FOR ASSESSING THE PERFORMANCE OF ITS MINING OPERATIONS. MINING OPERATIONS ARE CAPITAL INTENSIVE. THE MEASURE TOTAL CASH COSTS EXCLUDES CAPITAL EXPENDITURES BUT IS RECONCILED BELOW TO TOTAL OPERATING COSTS FOR EACH MINE. CAPITAL EXPENDITURES REQUIRE THE USE OF CASH IN THE CURRENT PERIOD, AND IN PRIOR PERIODS AND ARE DISCUSSED IN THE COMPANY'S FILINGS.

THE TECHNICAL INFORMATION ABOUT THE COMPANY'S MATERIAL MINERAL PROPERTIES CONTAINED IN THIS PRESS RELEASE HAS BEEN PREPARED UNDER THE SUPERVISION OF MR. ROD COOPER, AN OFFICER OF THE COMPANY, WHO IS A "QUALIFIED PERSON" WITHIN THE MEANING OF NATIONAL INSTRUMENT 43-101.
--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

TRACEY M. THOM
DIRECTOR, INVESTOR RELATIONS
& COMMUNICATIONS
Tel. (416) 365-1362


--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 6

REVENUE ANALYSIS
=========================================================== ========================== ==========================
(in millions, except per ounce amounts)                         Three months ended         Nine months ended
(Unaudited, Canadian GAAP)                                         September 30,              September 30,
----------------------------------------------------------- ------------ ------------- ------------ -------------
                                                                2005          2004         2005         2004
----------------------------------------------------------- ------------ ------------- ------------ -------------
Gold equivalent production - ounces                             406,195       412,196     1,230,272    1,229,300
Gold sales - ounces                                             399,372       425,443     1,200,377    1,191,306
Gold sales - revenue                                         $    177.6   $     171.3   $     520.7  $     479.8
Gold deferred revenue (expense) realized                           (1.8)         (3.8)         (4.6)       (10.1)
----------------------------------------------------------- ------------ ------------- ------------ -------------
Total gold revenue realized                                  $    175.8   $     167.5   $     516.1  $     469.7
=========================================================== ============ ============= ============ =============
Average sales price per ounce of gold                        $      445   $       403   $       434  $       402
Deferred revenue realized per ounce of gold                          (5)           (9)           (4)          (9)
----------------------------------------------------------- ------------ ------------- ------------ -------------
Average realized price per ounce of gold sold                $      440   $       394   $       430  $       393
=========================================================== ============ ============= ============ =============
Average spot gold price per ounce                            $      440   $       401   $       432  $       401
----------------------------------------------------------- ------------ ------------- ------------ -------------
Silver sales revenue                                         $      5.3   $       7.1   $      19.4  $      17.9
----------------------------------------------------------- ------------ ------------- ------------ -------------
Total metal sales                                            $    181.1   $     174.6   $     535.5  $     487.6
=========================================================== ============ ============= ============ =============

The following table reconciles cost of sales per consolidated financial statements to total cash costs per equivalent ounce of gold presented above.

TOTAL CASH COST RECONCILIATION
=========================================================== ========================== ==========================
                                                                Three months ended         Nine months ended
                                                                   September 30,              September 30,
                                                            ------------ ------------- ------------ -------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)    2005          2004         2005         2004

----------------------------------------------------------- ------------ ------------- ------------ -------------
Cost of sales per financial statements                       $    113.1   $     107.8   $     337.2  $     298.2
Change in bullion inventory                                         0.5          (8.4)          3.4         (0.5)
Operating costs not related to gold production                     (0.7)         (0.7)         (6.1)        (3.1)
----------------------------------------------------------- ------------ ------------- ------------ -------------
Total cash costs for per ounce calculation purposes          $    112.9   $      98.7   $     334.5  $     294.6
=========================================================== ============ ============= ============ =============
Gold equivalent production - ounces                             406,192       412,196     1,230,272    1,229,300
Total cash costs per equivalent ounce of gold                $      278   $       239   $       272  $       240
=========================================================== ============ ============= ============ =============


2005 QUARTERLY OPERATING AND FINANCIAL SUMMARY
------------------------------------------------------------- -----------------------------------------------
                                                                             THREE MONTHS ENDED
                                                              -----------------------------------------------
                                                                  MARCH 31,       JUNE 30,     SEPTEMBER 30,
------------------------------------------------------------- --------------- --------------- ---------------
(IN MILLIONS EXCEPT OUNCES AND PER SHARE AMOUNTS)                   2005           2005            2005
------------------------------------------------------------- --------------- --------------- ---------------
Gold equivalent ounces - produced (a)                               410,480         413,597         406,195
Average realized gold price ($/ounce)                           $       429    $        421    $        440
Metal sales                                                     $     179.8    $      174.6    $      181.1
Net earnings (loss)                                             $      (0.9)   $      (16.4)   $      (44.4)
Basic and diluted earnings (loss) per share                     $         -    $      (0.05)   $      (0.13)
Cash flow from operating activities                             $      26.8    $       30.6    $       52.5
------------------------------------------------------------- --------------- --------------- ---------------


--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 7

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)
============================================================================================= ===============
                                                                                            AS AT
                                                                              --------------- ---------------
                                                                                SEPTEMBER 30,   DECEMBER 31,
                                                                                    2005           2004
--------------------------------------------------------------------------------------------- ---------------
ASSETS                                                                                           Restated
  Current assets
    Cash and cash equivalents                                                  $       81.6    $       47.9
    Restricted cash                                                                     1.3             1.4
    Short-term investments                                                              2.6             5.7
    Accounts receivable and other assets                                               28.1            40.9
    Inventories                                                                       120.4           111.0
                                                                              --------------- ---------------
                                                                                      234.0           206.9
  Property, plant and equipment                                                     1,191.3         1,244.1
  Goodwill                                                                            323.2           329.9
  Long-term investments                                                                33.1            25.7
  Deferred charges and other long-term assets                                          40.0            27.6
                                                                              --------------- ---------------
                                                                               $    1,821.6    $    1,834.2
                                                                              =============== ===============
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                                   $      142.8    $      143.2
    Current portion of long-term debt                                                   5.7             6.0
    Current portion of reclamation and remediation obligations                         10.8            23.6
                                                                              --------------- ---------------
                                                                                      159.3           172.8
  Long-term debt                                                                      151.7           116.9
  Reclamation and remediation obligations                                             111.3           108.1
  Future income and mining taxes                                                      141.5           123.5
  Other long-term liabilities                                                          11.7             9.5
  Redeemable retractable preferred shares                                               2.7             2.6
                                                                              --------------- ---------------
                                                                                      578.2           533.4
                                                                              --------------- ---------------
COMMITMENTS AND CONTINGENCIES
                                                                              --------------- ---------------
NON-CONTROLLING INTEREST                                                                0.2             0.4
                                                                              --------------- ---------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                     13.9            13.3
                                                                              --------------- ---------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants                           1,777.1         1,775.8
  Contributed surplus                                                                  36.5            33.9
  Accumulated deficit                                                                (583.1)         (521.4)
  Cumulative translation adjustments                                                   (1.2)           (1.2)
                                                                              --------------- ---------------
                                                                                    1,229.3         1,287.1
                                                                              --------------- ---------------
                                                                               $    1,821.6    $    1,834.2
                                                                              =============== ===============

TOTAL ISSUED AND OUTSTANDING COMMON SHARES (millions)                                 345.4           345.1
============================================================================================= ===============

--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 8

CONSOLIDATED STATEMENTS OF OPERATIONS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
============================================================================== =============================
                                                       THREE MONTHS ENDED           NINE MONTHS ENDED
                                                          SEPTEMBER 30,                SEPTEMBER 30,
                                                 ----------------------------- -----------------------------
                                                       2005          2004           2005            2004
-----------------------------------------------  -------------- -------------- -------------- --------------
                                                                   Restated                       Restated
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                     $      181.1   $      174.6   $      535.5   $      487.6

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)             113.1         107.8          337.2          298.2
  Accretion                                                 3.1           2.2            9.0            6.6
  Depreciation, depletion and amortization                 41.3          45.5          130.2          127.2
                                                  -------------- -------------- -------------- -------------
                                                           23.6          19.1           59.1           55.6
  Other operating costs                                     0.7           3.0            5.1            6.9
  Exploration and business development                      7.3           5.7           18.6           14.6
  General and administrative                               12.9           6.6           33.8           22.0
  Impairment charges:
    Goodwill                                                6.7             -            6.7              -
    Plant, property and equipment                          30.1             -           30.1              -
    Investments                                             0.1             -            0.7              -
  Gain on disposal of assets                               (0.1)         (0.7)          (1.1)          (1.4)
                                                  -------------- -------------- -------------- -------------
OPERATING EARNINGS (LOSS)                                 (34.1)          4.5          (34.8)          13.5

  Other income (expense) - net                             (9.5)         (6.9)         (22.4)           4.0
                                                  -------------- -------------- -------------- -------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS              (43.6)         (2.4)         (57.2)          17.5

  Income and mining taxes recovery (expense)               (0.5)          8.0           (4.0)           8.0
  Non-controlling interest                                 (0.1)          0.1            0.1              -
  Dividends on convertible preferred shares of
  subsidiary                                               (0.2)         (0.2)          (0.6)          (0.6)
                                                  -------------- -------------- -------------- -------------
NET EARNINGS (LOSS)                                $      (44.4)  $       5.5    $     (61.7)   $      24.9
                                                  ============== ============== ============== =============

EARNINGS (LOSS) PER SHARE
  Basic                                            $      (0.13)  $      0.02    $     (0.18)   $      0.07
  Diluted                                          $      (0.13)  $      0.02    $     (0.18)   $      0.07
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (millions)
  Basic                                                   345.3         346.2          345.2          346.0
  Diluted                                                 345.3         346.5          345.2          346.4
============================================================================== =============================

--------------------------------------------------------------------------------
                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
                                                                          Page 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
======================================================================================= =============================
                                                                THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                SEPTEMBER 30,
                                                          ----------------------------- -----------------------------
                                                                2005          2004           2005            2004
------------------------------------------------------------------------ -------------- -------------- --------------
                                                                            Restated                       Restated
OPERATING ACTIVITIES:
Net earnings (loss)                                        $      (44.4)  $        5.5   $      (61.7)  $       24.9
Adjustments to reconcile net earnings (loss)
  to net cash from (used in) operating activities         :
  Depreciation, depletion and amortization                         41.3           45.5          130.2          127.2
  Impairment charges:
    Goodwill                                                        6.7              -            6.7              -
    Plant, property and equipment                                  30.1              -           30.1              -
    Investments                                                     0.1              -            0.7              -
  Gain on disposal of assets                                       (0.1)          (0.7)          (1.1)          (1.4)
  Future income and mining taxes                                   (3.4)         (11.7)          (4.9)         (18.8)
  Deferred revenue recognized                                         -            2.9              -            1.8
  Non-controlling interest                                           0.1             -           (0.1)             -
  Stock option expense                                               1.6           0.4            3.2            1.3
  Unrealized foreign exhange (gains) losses and other               10.8           4.0           20.1           (4.5)
  Changes in operating assets and liabilities:
    Accounts receivable and other assets                             1.5           2.6            9.1            4.0
    Inventories                                                     (2.9)         12.2          (14.0)         (12.3)
    Accounts payable and accrued liabilities                        11.1           2.2           (8.4)         (18.9)
                                                           -------------- -------------- -------------- -------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                        52.5          62.9          109.9          103.3
                                                           -------------- -------------- -------------- -------------
INVESTING:
  Additions to property, plant and equipment                       (32.8)        (46.8)        (109.5)        (107.0)
  (Additions) proceeds on sale of marketable securities              0.5          10.9            0.6            0.7
  (Additions) proceeds from
    long-term investments and other assets                           3.8          (3.5)         (14.4)         (16.9)
  Proceeds from the sale of property, plant and equipment            2.4           0.2            6.3            1.0
  (Additions) proceeds from short-term investments                  (1.7)         (5.3)           4.7           (5.3)
  Decrease (increase) in restricted cash                             0.2          (0.1)           0.1            3.7
                                                           -------------- -------------- -------------- -------------
CASH FLOW USED IN INVESTING ACTIVITIES                             (27.6)        (44.6)        (112.2)        (123.8)
                                                           -------------- -------------- -------------- -------------
FINANCING:
  Issuance of common shares                                          0.4           0.6            1.5            3.6
  Proceeds from issue of debt                                          -           1.2           35.8            5.6
  Repayment of debt                                                 (0.4)         (0.3)          (1.3)         (26.3)
                                                           -------------- -------------- -------------- -------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                 -           1.5           36.0          (17.1)
                                                           -------------- -------------- -------------- -------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                -           1.1              -            0.4
                                                           -------------- -------------- -------------- -------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    24.9          20.9           33.7          (37.2)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                      56.7         187.7           47.9          245.8
                                                           -------------- -------------- -------------- -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            81.6         208.6           81.6          208.6
======================================================================================= =============================

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                  FINANCIAL RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005
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